UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COMPUDYNE CORPORATION

(Name of subject company (Issuer))

PATRIOT ACQUISITION CORP.

GORES PATRIOT HOLDINGS, INC.

GORES CAPITAL PARTNERS II, L.P.

GORES CO-INVEST PARTNERSHIP II, L.P.

(Names of Filing Persons )

Common Stock, par value $0.75 per share	204795306
(Title of classes of securities)	(CUSIP number of Class of Securities)

Ian R. Weingarten

Managing Director

The Gores Group, LLC

10877 Wilshire Boulevard

18th Floor

Los Angeles, CA 90024

(310) 209-3010

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

J.Q. Newton Davis, Esq.

Bingham McCutchen LLP

150 Federal Street

Boston, Massachusetts 02110-1726

(617) 951-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$59,496,817	$1,827

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) the offer price of $7.00 per share multiplied by 8,438,615 shares of common stock, par value $0.75 per share, of CompuDyne Corporation outstanding as of July 30, 2007 and (ii) (a) 561,200 shares of common stock, par value $0.75 per share, of CompuDyne Corporation, that are subject to issuance pursuant to the exercise of outstanding options as of July 30, 2007 (768,700 shares of common stock issuable upon the exercise of outstanding options have been excluded from the calculation because the exercise prices of those options equal or exceed the offer price of $7.00), multiplied by (b) the amount equal to $7.00 minus $6.24 (the weighted average exercise price of such outstanding options, rounded to the nearest $0.01, as of July 30, 2007). 2,897,768 shares of common stock, par value $0.75 per share, of CompuDyne Corporation reserved for issuance upon conversion of the 6.25% convertible notes of CompuDyne Corporation due 2011 have also been excluded from the calculation because the conversion price of those notes ($13.89 per share) exceeds the offer price of $7.00.

(2)	The filing fee, calculated in accordance with the Securities Exchange Act of 1934, equals $30.70 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, this “Schedule TO”) is filed by (i) Patriot Acquisition Corp., a Nevada corporation (“Purchaser”) and wholly-owned subsidiary of Gores Patriot Holdings, Inc., a Delaware corporation (“Parent”), (ii) Parent, (iii) Gores Capital Partners II, L.P., a Delaware limited partnership and (iv) Gores Co-Invest Partnership II, L.P., a Delaware limited partnership, (collectively, with Gores Capital Partners II, L.P., the “Gores Funds”). The Gores Funds collectively own Parent.   This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.75 per share (the “Shares”), of CompuDyne Corporation, a Nevada corporation (the “Company”), at a purchase price of $7.00 per Share, net to the seller in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is CompuDyne Corporation.   The Company’s principal executive office is located at 2530 Riva Rd, Suite 201, Annapolis, MD 21401, and its telephone number at such office is (410) 224-4415.

(b) This Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares.   According to the Company, as of July 30, 2007, there were (i) 8,438,615 shares of the Company’s common stock, par value $0.75 per share, outstanding, (ii) 1,329,900 shares of the Company’s common stock, par value $0.75 per share, that were subject to issuance pursuant to the exercise of outstanding options and (iii) 2,897,768 shares of the Company’s common stock, par value $0.75 per share, reserved for issuance upon conversion of the Company’s 6.25% convertible notes due 2011.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by Purchaser, Parent and the Gores Funds. The information set forth in Section 9 — “Certain Information Concerning Purchaser and Parent” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in “Summary Term Sheet,” “Introduction,” and Sections 9, 10, 11 and 12 of the Offer to Purchase entitled “Information Concerning Purchaser and the Parent,” “Background of the Offer,” “Purpose of the Offer; Statutory Requirements; Plans for the Company” and “Transaction Documents,” is incorporated herein by reference.

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Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in “Summary Term Sheet,” “Introduction,” and Sections 6, 7, 11 and 12 of the Offer to Purchase entitled “Price Range of Shares; Dividends,” “Possible Effects of Offer on the Market for Shares; Exchange Act Registration,” “Purpose of the Offer; Statutory Requirements; Plans for the Company,” and “Transaction Documents,” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 13 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Section 9 of the Offer to Purchase entitled “Information Concerning Purchaser and Parent” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Section 17 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Schedule I and Sections 9, 10, 11 and 12 of the Offer to Purchase entitled “Information Concerning Purchaser and Parent,” “Background of Offer,” “Purpose of the Offer; Statutory Requirements; Plans for the Company” and “Transaction Documents,” is incorporated herein by reference.

(a)(2),(3) The information set forth in Sections 11, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; Statutory Requirements; Plans for the Company,” “Conditions to the Offer” and “Legal Matters; Required Regulatory Approvals; Going Private Transactions,” is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 13 and 16 of the Offer to Purchase entitled “Possible Effects of Offer on the Market for Shares; Exchange Act Registration,” “Source and Amount of Funds” and “Legal Matters; Required Regulatory Approvals; Going Private Transactions,” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

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Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated August 14, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on August 14, 2007 in The New York Times.

(a)(5)(i)	Joint Press release issued by Gores Patriot Holdings, Inc. and CompuDyne Corporation on August 7, 2007.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2007, by and among Gores Patriot Holdings, Inc., Patriot Acquisition Corp. and CompuDyne Corporation.

(d)(2)	Form of Tender and Voting Agreement entered into among Gores Patriot Holdings, Inc., Patriot Acquisition Corp. and each of the directors and executive officers of CompuDyne Corporation, dated as of August 6, 2007.

(d)(3)	Guaranty, dated August 6, 2007, by each of Gores Capital Partners II, L.P. and Gores Co-Invest Partnership II, L.P. in favor of CompuDyne Corporation.

(d)(4)	Letter Agreement, dated February 16, 2007, between The Gores Group, LLC and Potomac Key Group, LLC.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GORES PATRIOT HOLDINGS, INC.

By:	/s/ Ian R. Weingarten
Name:	Ian R. Weingarten
Title:	Vice President

PATRIOT ACQUISITION CORP.

By:	/s/ Ian R. Weingarten
Name:	Ian R. Weingarten
Title:	Vice President

GORES CAPITAL PARTNERS II, L.P.

By:	Gores Capital Advisors II, LLC, its general partner
By:	The Gores Group, LLC, its Manager

By:	/s/ Alec E. Gores
Name:	Alec E. Gores
Title:	Manager

GORES CO-INVEST PARTNERSHIP II, L.P.

By:	Gores Capital Advisors II, LLC, its general partner
By:	The Gores Group, LLC, its Manager

By:	/s/ Alec E. Gores
Name:	Alec E. Gores
Title:	Manager

Dated: August 14, 2007